Filed pursuant to rule 433
Registration Statement 333-180300-03
November 1, 2013

Credit Suisse Equity Sector Rotation Blue Index Target Volatility 5%

November 2013

Past performance is no guarantee or indicator of future results. Please see “Selected Risk Considerations” for important disclosures regarding some of the risks relating to the Index.

Overview

Why Sector Rotation?

The Sector Rotation Strategy Overview of Methodology Step 1: The Implied Volatility Signal Step 2: The Skew Signal Step 3: Combining the Signals Step 4: Determining Sector Weights Step 5: Applying Target Volatility Summary & Appendix

Why Sector Rotation?

Motivation: individual sector performance varies from one month to the next The Credit Suisse (CS) sector rotation methodology seeks to identify outperforming sectors to generate positive returns The target volatility feature seeks to maintain a target volatility level of 5%

Sector Performance Ranking by Monthly Returns

	Jun - 11 Jul - 11 Aug - 11 Sep - 11 Oct - 11 Nov - 11 Dec - 11 Jan - 12 Feb - 12 Mar - 12 Apr - 12 May - 12 Jun - 12 Jul - 12 Aug - 12 Sep - 12 Oct - 12 Nov - 12 Dec - 12 Jan - 13 Feb - 13 Mar - 13 Apr - 13 May - 13 Jun - 13 Jul - 13
Discretionary	2	4	5	6	5	8	6	5	4	3	3	5	10	9	2	6	6	1	5	5	7	3	4	4	3	5
Staples	8	5	2	3	8	1	4	8	6	5	4	3	8	3	8	8	5	4	10	4	1	4	3	8	4	9
Energy	7	2	10	9	2	2	9	7	2	10	7	10	2	2	5	5	7	9	4	1	9	10	10	5	8	6
Financials	10	7	9	8	3	10	5	2	3	1	10	9	4	8	3	4	1	7	1	3	6	5	6	1	7	4
Health Care	5	8	4	5	7	4	3	6	8	4	5	4	1	5	7	2	3	6	8	2	5	1	5	7	5	1
Industrials	4	10	7	7	4	5	7	4	7	7	8	6	7	7	6	7	4	3	3	6	3	9	9	2	6	2
Materials	3	6	8	10	1	7	10	1	10	9	6	8	5	10	4	3	8	2	2	8	10	8	8	6	10	3
Technology	9	1	6	4	6	9	8	3	1	2	9	7	9	6	1	9	10	5	7	10	8	7	7	3	9	8
Utilities	1	3	1	1	9	3	2	10	9	6	2	2	6	4	10	10	2	10	6	7	4	2	2	10	2	7
Telecommunication	6	9	3	2	10	6	1	9	5	8	1	1	3	1	9	1	9	8	9	9	2	6	1	9	1	10
Sector index is an index that measures the performance of a specified market segment.
Discretionary: S&P 500 Consumer Discretionary TR Index (BBG: SPTRCOND Index)
Staples: S&P 500 Consumer Staples TR Index (BBG: SPTRCONS)
Energy: S&P 500 Energy TR Index (BBG: SPTRENRS Index)								Lowest return															Highest return
Financials: S&P 500 Financial TR Index (BBG: SPTRFINL Index)
Healthcare: S&P 500 Health Care TR Index (BBG: SPTRHLTH Index)										10		9		8	7		6		5		4		3		2	1
Industrials: S&P 500 Industrials TR Index (BBG: SPTRINDU Index)
Materials: S&P 500 Materials TR Index (BBG: SPTRMATR Index)
Technology: S&P 500 Information Technology TR Index (BBG: SPTRINFT Index)
Utilities: S&P 500 Utilities TR Index (BBG: SPTRUTIL Index)
Telecommunication: S&P 500 Telecommunication Services TR Index (BBG: SPTRTELS Index)
Source: Credit Suisse, Bloomberg. Based on historical data from June 2011 through July 2013.

The Sector Rotation Strategy

The Credit Suisse (CS) sector rotation methodology utilizes two key signals from the options market to guide sector rotation

The signals are derived from implied volatility and skew data pertaining to the individual stocks included in a sector index; then, the signals are weighted according to the individual stock weights The weighted signals are aggregated at the sector level; then the sector-level signals are ranked Each sector is weighted based on its sector-level signal strength: depending on the strength of the combined volatility and skew signals, the sector may be overweighted or underweighted

Please see Appendix for more on implied volatility and skew.

Implied

Implied volatility is an estimate of the volatility a stock

Volatility will realize over a future period of time

Signal

     Skew is the difference in implied volatility between a given Skew set of out-of-the-money call and put options scaled by the at-the-money volatility, and reflects the implied distributions Signal of potential positive or negative returns of the underlying stock

Overview of Methodology: Determining Sector Rotation Signals, Rankings, and Weights

Step 1: calculate implied volatility signal for each sector Step 2: calculate skew signal for each sector Step 3: calculate combined signal for each sector Step 4: rank all ten sectors according to combined signal and assign weights Step 5: apply volatility target (5%) algorithm

The above graph is merely a hypothetical representation of the effect of the application of the target volatility feature.

Overview of Methodology: Signal per Sector

Financial Sector Example

The diagram above is merely illustrative and is not meant to suggest the number of stocks in the S&P 500 Financial Sector TR Index. That index contains a number of constituents that may vary over time, according to the S&P methodology. All constituents whose stock generates sufficient option data necessary to calculate the volatility and skew signals will be included in the calculations represented by the above diagram.

Overview of Methodology: Combining Signals and Calculating Weights – Example

Start with: sector ranks for volatility and sector ranks for skew

Step 1: calculate the sector combined signal (Combo Value) for each sector by averaging its volatility and its skew rankings Step 2: calculate weights for each sector by calculating the inverse of the Combo Value and then normalizing the sum of the weights to one

	Vol Rank		Skew Rank		Combo Value		1 / CV		Weights
Discretionary		6	4		5		0.2000		8.92%
Staples		2	1		1.5		0.6667		29.73%
Energy		9	5		7		0.1429		6.37%
Financials		5	3		4		0.2500		11.15%
Health Care		4	6		5		0.2000		8.92%
Industrials		8	8	AVERAGE	8	INVERSE	0.1250	SCALE	5.57%
Technology		3	9		6		0.1667		7.43%
Materials		7	7		7		0.1429		6.37%
Telecom		3	9		6		0.1667		7.43%
Utilities		1	10		5.5		0.1818		8.11%

The example above uses ranks and weights as of August 2013.

Overview of Methodology: Rank Ten Sectors

According to Sector-Level Combined Signal (Combo Value)

The example above shows sector weights, based on stock options data as of August 2013.

Step 1: Implied Volatility

Energy Sector Example

Volatility Signal: One-month Implied Volatility (over one-year period)

– Implied volatility signal is determined based on the frequency by which the current implied volatility of one-month 50-delta1 call options on the calculation date exceeded the implied volatility of such call options on the stock over the previous year.

Investment Rationale:

– Relatively higher implied volatility may reflect that a sector is experiencing downside correction and that it may start recovering in the future (a “bullish” signal).

– Assuming other factors (skew signal) are equal, the index generally overweights sectors with relatively elevated volatility levels and underweights sectors with low volatility levels.

* S&P 500 Energy TR Index (BBG: SPTRENRS Index)

Source: Credit Suisse, Bloomberg. Based on historical data from December 2010 through June 2013.

1 Delta is a ratio comparing the change in the price of an option to the corresponding the change in the price of the underlying stock. See “Definitions” at the end for more details.

Step 2: Skew

Energy Sector Example

Skew Signal: One-month Normalized Skew (current)

– Skew signal is derived from the difference between current levels of implied volatility of a one-month 30-delta1 put option and a one-month 30-delta call option, normalized2 by implied volatility of one-month 50-delta call option.

Investment Rationale:

– Skew is usually a reflection of investor sentiment toward bullish (flatter skew) or bearish (steeper skew) option strategies

– Assuming other factors (volatility signal) are equal, the index generally overweights sectors with flat skew and underweights sectors with steep skew

* S&P 500 Energy TR Index (BBG: SPTRENRS Index)

Source: Credit Suisse, Bloomberg. Based on historical data from December 2010 through June 2013.

1 Delta is a ratio comparing the change in the price of an option to the corresponding change in the price of the underlying stock. See “Definitions” at the end for more details.

2 “Normalized by implied volatility” means “divided by implied volatility”

Step 3: Combining Volatility & Skew Signals

Screen* the universe of stocks in the ten sectors of the S&P 500* Index

Volatility Signal: Generate a volatility signal for each stock in a sector. High volatility is a bullish signal, while low
volatility is bearish.

Skew Signal: Generate a skew signal for each stock in a
sector. Steep skew is a bearish signal, while flat skew is
bullish.

Apply the single stock signals at the sector level

The implied volatility and skew signals for each sector are calculated by taking the weighted average of signals for the single stocks constituting the sector. The weights for each single stock reflect their respective weights in the S&P 500* Index. The sectors are then ranked by each signal.

Calculating the combined signal

The implied volatility and skew sector signals are combined by taking an arithmetic average of the sector rankings for each signal (implied volatility signal and skew signal, respectively).

*Signals will be calculated for a given stock if the Calculation Agent is able to obtain sufficient volatility surface data in respect of such stock; otherwise the stock will be excluded from the signal calculation for the relevant period. Historically since the Index’s inception, approximately 10 stocks have been excluded each month due to insufficient data (out of a pool of approximately 500 stocks).

Step 4: Determining Sector Weights

The signals are determined on a monthly basis

Each sector weight is determined by the strength of its combined signal (with a theoretical minimum sector weight of approximately 3.4% and a theoretical maximum of approximately 40%)

Discretionary: S&P 500 Consumer Discretionary TR Index (BBG: SPTRCOND Index)
Staples: S&P 500 Consumer Staples TR Index (BBG: SPTRCONS)
Energy: S&P 500 Energy TR Index (BBG: SPTRENRS Index)
Financials: S&P 500 Financial TR Index (BBG: SPTRFINL Index)
Healthcare: S&P 500 Health Care TR Index (BBG: SPTRHLTH Index)
Industrials: S&P 500 Industrials TR Index (BBG: SPTRINDU Index)
Materials: S&P 500 Materials TR Index (BBG: SPTRMATR Index)
Technology: S&P 500 Information Technology TR Index (BBG: SPTRINFT Index)
Utilities: S&P 500 Utilities TR Index (BBG: SPTRUTIL Index)
Telecommunication: S&P 500 Telecommunication Services TR Index (BBG: SPTRTELS Index)

Step 5: Applying Target Volatility

The Credit suisse Equity Sector Rotation Blue Index Target Volatility 5% attempts to target an annualized realized volatility of 5%, by adjusting the exposure to the Index’s hypothetical portfolio by a factor between 0% and 150%.

Target Volatility is implemented at each monthly rebalancing. Implementation overview:

– Step A: once the sector weights are determined (see previous section), a synthetic price version of the index is derived by adjusting the strategy by an assumed dividend yield of 2.5%*

– Step B: the target volatility algorithm is then applied to the synthetic price version, resulting in an adjusted exposure to all ten sectors.

Source: CS Index Calculation Team, Index Data.

*The Synthetic Price Return Index is derived from the Total Return version of the Index as follows: every day, the Total Return Index is decreased by an assumed dividend yield, as follows: Price Return(t) = Total Return(t) x (1 – 2.5% / 365)^t.. The dividend yield is assumed to be 2.5% annualized.

Definitions

Implied Volatility: Volatility is a statistical measure of the degree of movement of the price of an asset over a period of time. Historically, the more volatile an asset, the higher the price of options on that asset. Historical volatility is the volatility that an asset has experienced over a period of time in the past. Implied volatility is an estimate of the volatility an asset may experience over a future time period. The implied volatility of an asset is calculated by reference to the market prices of listed options on the asset. In general, greater variability in the return of an underlying asset will result in a greater implied volatility and a higher price for an option on the asset.

Skew, Normalized Skew: Skew is the difference in implied volatility between a given set of out-of-the-money call and put options, and reflects the implied distributions in potential positive or negative returns of an underlying asset. In other words, skew is a measure of the asymmetry of probability distributions. Most sets of data, including asset prices and asset returns, rather than showing an evenly balanced distribution (which has a skew of zero), will display either positive or negative skew. Skew is generally measured in terms of the steepness of the volatility curve. In general, a relatively steeper skew (positive skew) reflects a higher probability of larger movements to the downside. Conversely, a relatively flatter skew (closer to zero or negative) reflects the perception by the market of a relatively lower probability of larger movements to the downside, and a negative skew reflects the perception by the market of a relatively higher probability of larger movements to the upside. Normalized Skew is the difference in implied volatility between a given set of out-of-the-money put and call options, divided by a reference implied volatility which is typically near at-the-money.

Definitions

In this index methodology: for a given stock:

– Implied volatility signal is determined based on the frequency by which the current implied volatility of one-month 50-delta call options on a stock has exceeded the implied volatility of such call options on such stock over the previous year.

– Skew signal is derived from the difference between current levels of implied volatility of a one-month 30-delta put option and a one-month 30-delta call option, scaled by implied volatility of one-month 50-delta call option.

Delta: Delta is a ratio comparing the change in the price of an option to the corresponding change in the price of the underlying stock. For example, a 50-delta call option is an option the price of which will change approximately by 50 cents in response to a one-dollar move in the underlying stock (assuming the one-dollar move represents a small percentage of the underlying stock price). Likewise, a 30-delta call option is an option the price of which will change approximately by 30 cents in response to a one-dollar move in the underlying stock (assuming the one-dollar move represents a small percentage of the underlying stock price). As another example, a 30-delta put option is an option the price of which will change approximately by 30 cents in the opposite direction of a one-dollar move in the underlying stock (assuming the one-dollar move represents a small percentage of the underlying stock price).

Risks Relating to the Index

THE EQUITY MARKETS MAY BE VOLATILE — Equity markets can be volatile and equity security prices can change substantially over long or short time periods. The price of a particular equity security may rise or fall, sometimes rapidly or unpredictably, as a result of changes affecting markets broadly, or due to, changes in such equity security issuer’s financial condition, the demand for its goods or services, the perception regarding the quality of its management or other impacts on its business. Market impacts may affect single companies, whole industries or the entire market. Since the Index allocates exposure to ten S&P 500® Sector Indices, each of which is comprised of equity securities included in the S&P 500® Index, factors affecting these equity securities may be expected to have a comparable impact on the Index.

THE PERFORMANCE OF THE INDEX WILL DEPEND UPON THE SUCCESS OF THE INDEX STRATEGY IN ALLOCATING WEIGHTS AMONG THE SECTOR INDICES — The Index seeks to generate positive returns through weighted exposure to ten Sector Indices. Each month, the relative weightings of the exposure to the Sector Indices will be determined based on the implied volatility and skew signals derived from price movements of the options on the stock components of the Sector Indices, in accordance with the algorithms operating under the methodology of the Index. No assurance can be given that the sector rotation strategy employed by the Index will be successful or that Sector Indices with greater weightings will perform better than other Sector Indices with relatively less exposure during any monthly period or over the term of securities linked to the Index. It is possible that the levels of Sector Indices in general, or those with relatively greater weightings, will decrease and cause the level of the Index to fall. Additionally, the Sector Indices with the greater weightings may underperform and produce lower returns than an investment in a diversified portfolio of assets or a different combination of Sector Indices. In addition, the Index is adjusted for a hypothetical dividend yield of 2.5% which reduces the value of the Index in order to reflect a price return version of the Index. The hypothetical dividend is not designed to be equivalent to the annual dividend yield of any particular Sector Index or the S&P 500® Index.

THERE IS NO GUARANTEE THAT THE INDEX WILL ACHIEVE ITS STATED TARGET OF 5% ANNUALIZED VOLATILITY — The Index is derived from a synthetic price return version of the Credit Suisse Equity Long-Only Sector Rotation Index , as adjusted for a hypothetical dividend yield. The Index seeks to achieve a specific volatility target by adjusting the exposure to the Sector Indices monthly based on their observed realized volatility over a recent time period. There is no guarantee that the Index will achieve its stated target of 5% annualized volatility.

ALLOCATION OF EXPOSURE WEIGHTINGS OF EACH SECTOR INDEX IS BASED ON HISTORICAL AND IMPLIED VOLATILITY THAT MAY NOT EFFECTIVELY PREDICT TRENDS IN FUTURE VOLATILITY — The Index allocates its weightings to the Sector Indices based on predetermined rules which use a combination of historical volatility and market estimates of future volatility of stock options to predict future trends in price movements of the stocks comprising the Sector Indices. There can be no assurance that the rules used by the Index will accurately predict market volatility or such price movements over time.

Risks Relating to the Index

NO RIGHTS IN ANY OF THE UNDERLYING EQUITY SECURITIES THAT COMPRISE THE SECTOR INDICES —The exposure of the Index to the Sector Indices is purely notional, and there is no actual portfolio of assets in which any investor in the Index has any ownership or other interest. The return on any security linked to the Index will not reflect the return an investor in such securities would realize if it actually owned the equity securities in the Sector Indices that comprise the Index. The return on such investment, which is based on the percentage change in the Index, is not the same as the total return based on the purchase of shares of the equity securities in the Sector Indices that comprise the Index.

NO VOTING RIGHTS OR DIVIDEND PAYMENTS —Holders of securities linked to the Index will not have voting rights or rights to receive cash dividends or other distributions or other rights with respect to the equity securities in the Sector Indices that comprise the Index.

THE INDEX HAS VERY LIMITED ACTUAL PERFORMANCE HISTORY — The Index began publication on June 21, 2013. Accordingly, the Index has very limited actual historical data, and the retrospectively calculated performance of the Index may not be representative of the Index’s potential performance under other market conditions.

THE POLICIES AND DECISIONS OF THE INDEX SPONSOR AND THE SPONSOR OF THE SECTOR INDICES COULD AFFECT THE LEVEL OF THE INDEX — The policies and decisions of the Index sponsor and the sponsor of the Sector Indices, including any additions, deletions or substitutions of the underlying equity securities that comprise the Sector Indices could adversely affect the level of the Index. Additionally, the sponsor of the Sector Indices may discontinue or suspend dissemination of the Sector Indices. Any of these actions could adversely affect the level of the Index.

CREDIT SUISSE IS AFFILIATED WITH THE INDEX SPONSOR AND CERTAIN OF ITS EMPLOYEES OR EMPLOYEES OF ITS AFFILIATES WILL TAKE ACTION ON BEHALF OF THE INDEX SPONSOR; CONFLICTS OF INTEREST MAY EXIST — Credit Suisse’s affiliate, CSI, is responsible for the Index methodology and is the Index Calculation Agent. Because Credit Suisse’s employees or employees of its affiliates are members of the Index Sponsor, potential conflicts of interest may exist between the Index Sponsor and investors.

Risks Relating to the Securities Linked to the Index

MARKET RISK — The return at maturity on any security linked to the Index will be linked to the performance of the Index, which is an equity long-only sector rotation index, and will depend on whether, and the extent to which, the Index appreciates over the term of such securities.

CREDIT RISK OF CREDIT SUISSE — Although the return on any security linked to the Index will be based on the performance of the Index, the payment of any amount due will be subject to the credit risk of Credit Suisse. In addition, any decline in Credit Suisse’s credit ratings, any adverse changes in the market’s view of its creditworthiness or any increase in its credit spreads is likely to adversely affect the market value of such securities prior to maturity.

POTENTIAL CONFLICTS —Credit Suisse and its affiliates will play a variety of roles in connection with the Index and as issuer of securities linked to the Index, including acting as calculation agent and Index sponsor and hedging its obligations under such securities. In performing these roles, the economic interests of the Index Sponsor, calculation agent and other Credit Suisse’s affiliates are potentially adverse to interests of an investor in any such securities linked to the Index.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — In addition to the level of the Index and the Sector Indices on any day, the value of any securities linked to the Index will be affected by a number of economic and market factors that may either offset or magnify each other, including: – the expected volatility of the Index and the Sector Index components; – the time to maturity of such securities; – the dividend rate on the equity securities comprising the Index; – interest and yield rates in the market generally; – investors’ expectations with respect to the rate of inflation; – geopolitical conditions and a variety of economic, financial, political, regulatory or judicial events that affect the Index and the equity securities included in the Sector Indices or markets generally and which may affect the level of the Index and the level of the Sector Indices; and – creditworthiness of Credit Suisse, including actual or anticipated downgrades in its credit ratings.

Some or all of these factors may influence the price that an investor in securities linked to the Index will receive if it choose to sell such securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

NO INTEREST PAYMENTS — Investors may receive less at maturity than they could have earned on ordinary interest-bearing debt securities with similar maturities, including other Credit Suisse debt securities, since the payment on securities linked to the Index will be based on the performance of the Index. The return payable on any security linked to the Index may not be enough to compensate an investor for any loss in value due to inflation and other factors relating to the value of money over time.

Risks Relating to the Securities Linked to the Index

ESTIMATED VALUE OF THE SECURITIES AFTER DEDUCTING CERTAIN COSTS — The estimated value of securities linked to the Index (as determined by reference to Credit Suisse’s pricing models and its internal funding rate) on their pricing dates may be significantly less than the original issue price of such securities. The issue price of any securities linked to the Index will include the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market such securities and the cost of hedging Credit Suisse’s risks as issuer of such securities through one or more of its affiliates (which includes a projected profit). These costs will be effectively borne by an investor in such securities linked to the Index. These amounts will be retained by Credit Suisse or its affiliates in connection with its structuring and offering of such securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

EFFECT OF INTEREST RATE USED IN ESTIMATING VALUE — The internal funding rate Credit Suisse uses in structuring securities linked to the Index is typically lower than the interest rate that is reflected in the yield on its conventional debt securities of similar maturity in the secondary market (Credit Suisse’s “secondary market credit spreads”), to account for costs related to structuring and offering such securities. In circumstances where the internal funding rate is lower than the secondary market credit spread, the value of such securities would be higher if Credit Suisse used its secondary market credit spread. Credit Suisse’s use of its lower internal funding rate is also reflected in the secondary market prices of the securities.

SECONDARY MARKET PRICES — If Credit Suisse (or an affiliate) offers to repurchase any of its securities linked to the Index in secondary market transactions, which Credit Suisse is not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the issue price and the estimated value of such securities on their pricing dates. The secondary market price of any securities linked to the Index at any time cannot be predicted and will reflect the then-current estimated value determined by reference to Credit Suisse’s pricing models and other factors. These other factors include customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in creditworthiness of Credit Suisse. Securities linked to the Index are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to investors is such securities. Investors in such securities should be willing and able to hold such securities to maturity.

LACK OF LIQUIDITY — Securities linked to the Index may not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase securities linked to the Index in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow an investor in securities linked to the Index to trade or sell such securities when it wishes to do so. If an investor in securities linked to the Index has to sell its securities linked to the Index prior to maturity, it may not be able to do so or it may have to sell them at a substantial loss.

These risks are not exhaustive. The selected risk considerations herein are not intended as a complete description of all the risks associated with the Index or risks relating to any securities linked to the Index. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement to which this communication relates.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities to which this communication relates. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037

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